Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

GREAT PANTHER REPORTS FULL YEAR 2021 PRODUCTION OF 105,006 GOLD EQUIVALENT OUNCES AND PROVIDES 2022 GUIDANCE

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 15, 2021, to its short form base shelf prospectus dated September 10, 2021.

Vancouver, BC, January 19, 2022 – Great Panther Mining Limited (TSX:GPR; NYSE-A:GPL) (“Great Panther” or the “Company”), a growing gold and silver producer focused on the Americas, reports production results for the three months ended December 31, 2021, and fiscal year 2021, from its three wholly-owned mines: Tucano in Brazil, and Topia and the Guanajuato Mine Complex (“GMC”) in Mexico.

2021 Production Highlights

•	Consolidated metal production of 105,006 gold equivalent ounces (“Au eq oz”), inclusive of 87,054 gold ounces (“Au oz”) and 1,201,822 silver ounces (“Ag oz”)
•	Total gold production at Tucano of 79,348 Au oz
•	Total silver equivalent production at Topia of 1,129,611 silver equivalent ounces (“Ag eq oz”)
•	Total silver equivalent production at the GMC of 1,051,336 Ag eq oz

Fourth Quarter 2021 Production Highlights

•	Consolidated metal production of 24,284 Au eq oz, inclusive of 20,850 Au oz and 227,084 Ag oz
•	Total gold production at Tucano of 19,330 Au oz
•	Total silver equivalent production at Topia of 212,006 Ag eq oz
•	Total silver equivalent production at the GMC of 209,074 Ag eq oz

“Great Panther Mining had a challenging year operationally, but the team has risen to those challenges and is in action to pave the way for future growth for the Company,” stated Rob Henderson, President and CEO of Great Panther. “Coming off a record production year in 2020, last year was not what we expected, however, we remain committed to unlocking the value from our asset portfolio in 2022 and beyond. The first half of the year will require vigilance as we invest in Tucano and build back steady state production in the second half. To that end, we have secured a new mining contractor for Tucano and will be working on transitioning them over the course of the year. Furthermore, I am pleased to report that success in our exploration programs has enabled us to accelerate development of the high-grade Urucum North underground project. 2022 will see continued investment in exploration of our district-scale land package in Brazil, the majority of which will come in the second half.”

Operational Update

Lower production and higher costs in 2021 were attributed to geotechnical issues resulting from wall pit stability in the UCS open pit and additional remediation work needed to ensure safety for workers as well as operational issues due to low contractor performance at Tucano. Mining in the UCS pit was ramped down in the fourth quarter and will be suspended until mid-2022, following the rainy season, when the additional pushback necessary can be completed in a safe and cost-effective manner. The pushback is expected to start in the second half of 2022 and gold production from the UCS pit is planned to recommence in 2023.

A letter of intent has been signed with a new open pit mining contractor for Tucano to operate in parallel with the existing contractor. Mobilization of the new mining contractor has already begun and will continue until May 2022. The new contractor is a Brazilian company using a new mining fleet, which will contribute to an improvement in overall mine performance.

Further to the news release on December 30, 2021, the Company has filed its defense applying for the cancellation of the infraction notices issued by the State Department of the Environment (“SEMA”) in connection with SEMA’s investigation of a fish mortality event in the Areia and Silvestre Creeks (the “Event”). Preliminary water quality assaying and fish toxicology results, point to the absence of a causal link between the activities of the Tucano mine and the Event. The Company has been working collaboratively with authorities, providing access to all necessary information. Furthermore, the Company reinforces its commitment to the local community and the state of Amapá and has supported the local authorities in their assistance efforts.

The Guanajuato mine and the Cata processing plant of the Guanajuato Mine Complex (“GMC”) were placed on care and maintenance in November 2021 while the Company awaits the permits from CONAGUA necessary to extend the tailings dam. Mining activity at the San Ignacio mine has also been suspended while Great Panther continues to proactively engage with CONAGUA in regards of the tailings dam permit and to explore other alternatives to maximize value from the GMC.

Although the COVID-19 pandemic did not significantly impact operations during the reporting period, case counts have recently increased at the Company’s operations. Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to our business continuity. All preventative protocols remain in place and vaccination rates at sites continue to improve. The Company will continue to assess the effectiveness of business continuity measures implemented to minimize and mitigate any potential impact of the pandemic that may occur on its operations, supply chain, commercial and financial activities to ensure timely and reasonable precautionary action.

Tucano Exploration Update

Exploration in 2021 was focused on two objectives: near-mine resource conversion and extension and developing new regional exploration targets. Regionally, a 16-kilometre-long elevated gold trend was successfully identified, and the exploration team is prioritizing targets within this trend using multi-element geochemistry combined with ground magnetics and mapping for drilling later this year.

At the Urucum North underground project a drilling program was initiated to upgrade the resource estimate and five diamond drills are operating with the drilling program scheduled to be completed by the end of March.

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2021 Consolidated Operating Results

Consolidated Operating Results	Q4 2021	Q4 2020	Change	FY 2021	FY 2020	Change
Ore processed (tonnes)	925,626	951,352	-3%	3,651,898	3,567,433	2%
Gold eq production (oz) (1)	24,284	36,997	-34%	105,006	150,051	-30%
Gold production (oz)	20,850	33,703	-38%	87,054	133,031	-35%
Silver production (oz)	227,084	225,477	1%	1,201,822	1,118,094	7%
(1)	Gold equivalent ounces for 2021 were calculated using a 1:85 Au:Ag ratio, and ratios of 1:0.0005 and 1:0.0006 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Gold equivalent ounces for 2020 were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006 and 1:0.0008 for the price/ounce of gold to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.

Tucano

Tucano Operating Results	Q4 2021	Q4 2020	Change	FY 2021	FY 2020	Change
Total material mined (tonnes)	6,260,316	6,605,369	-5%	23,455,626	25,483,176	-8%
Total waste mined (tonnes)	5,469,661	5,803,286	-6%	20,978,703	23,562,964	-11%
Ore mined (tonnes)	303,845	749,510	-59%	1,064,453	1,858,037	-43%
Ore processed (tonnes milled)	883,222	901,854	-2%	3,439,053	3,359,041	2%
Au grade (g/t)	0.77	1.23	-37%	0.78	1.28	-39%
Au recovery (%)	88%	90%	-2%	89%	91%	-3%
Gold production (oz)	19,107	32,017	-40%	75,919	125,417	-39%
Carbon fines gold recovery	223	–	100%	3,429	–	100%
Total gold production (oz)	19,330	32,017	-40%	79,348	125,417	-37%

As a result of the previously mentioned operational issues in the UCS pit at Tucano, production decreased 40% when compared to the fourth quarter of 2020 to 19,330 Au oz. The decrease is primarily attributed to lower gold grade resulting from higher consumption of the low-grade stockpile and marginal ore. Overall lower plant feed grade resulted in lower gold recoveries.

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Topia

Topia Operating Results	Q4 2021	Q4 2020	Change	FY 2021	FY 2020	Change
Ore processed (tonnes)	14,560	9,959	46%	63,516	57,390	11%
Ag grade (g/t)	301	337	-11%	378	352	7%
Au grade (g/t)	0.74	0.81	-9%	0.83	0.84	-1%
Ag recovery (%)	91%	90%	1%	93%	92%	1%
Au recovery (%)	63%	49%	30%	61%	54%	13%
Silver eq production (oz) (1)	212,006	179,657	18%	1,129,611	1,085,979	4%
Silver production (ounces)	128,647	97,263	32%	716,507	597,190	20%
Gold production (ounces)	218	127	72%	1,047	835	25%
Lead production (tonnes)	235	212	11%	1,385	1,233	12%
Zinc production (tonnes)	406	294	38%	1,849	1,714	8%
Gold eq production (oz) (2)	2,494	1,996	25%	13,290	12,066	10%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, and ratios of 1:0.041 and 1:0.049 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.058 and 1:0.068 for the price/ounce of silver to price/pound of lead and zinc, respectively, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

Silver equivalent production at Topia in Q4 2021 was 212,006 Ag eq oz compared with 179,657 Ag eq oz in Q4 2020, an increase of 18% primarily due to higher tonnes milled and higher gold and silver recoveries. The lower plant throughput in Q4 2020 was primarily due to a voluntary five-week suspension related to the COVID-19 pandemic.

Guanajuato Mine Complex

GMC Operating Results	Q4 2021	Q4 2020	Change	FY 2021	FY 2020	Change
Ore processed (tonnes)	27,844	39,539	-30%	149,329	151,001	-1%
Ag grade (g/t)	127	117	9%	117	125	-6%
Au grade (g/t)	1.70	1.46	16%	1.60	1.66	-4%
Ag recovery (%)	87%	86%	1%	87%	86%	2%
Au recovery (%)	86%	84%	2%	87%	84%	3%
Silver eq production (oz) (1)	209,074	268,524	-22%	1,051,336	1,131,025	-7%
Silver production (oz)	98,438	128,214	-23%	485,315	520,903	-7%
Gold production (oz)	1,302	1,559	-16%	6,659	6,779	-2%
Gold eq production (oz) (2)	2,460	2,984	-18%	12,369	12,567	-2%
(1)	Silver equivalent ounces for 2021 were calculated using an 85:1 Ag:Au ratio, consistent with the Company’s guidance for the year. Silver equivalent ounces for 2020 were calculated using a 90:1 Ag:Au ratio, consistent with the Company’s guidance for the year.
(2)	See footnote (1) under the heading Consolidated Operating Results above for information on the calculation of gold equivalent ounces for 2021 and 2020, respectively.

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Silver equivalent production at the GMC in Q4 2021 was 209,074 Ag eq oz compared with 268,524 Aq eq oz, a decrease of 22% over Q4 2020 primarily due to lower plant throughput resulting from the previously mentioned suspension of mining activities at the GMC late in the quarter.

2022 Guidance

	Tucano	Mexico	Consolidated
Gold eq production (oz)(1)	85,000-100,000	15,000-19,000	100,000-119,000
Silver production (oz)	NA	700,000–900,000	700,000-900,000
Gold production (oz)	85,000-100,000	1,000-1,500	86,000-101,500
Cash costs ($/Au oz sold)	1,200-1,300	N/A	1,200-1,300
AISC ($/ Au oz sold)(2)	1,600–1,700	N/A	1,600-1,700

(1) Gold equivalent ounces for 2022 are calculated using a 1:75 ratio of the silver price to the gold price, which is representative of the average ratio for the respective metal prices for 2021, and approximate ratios for the price/ounce of gold to price/pound of lead and zinc, respectively, for 2021.

(2) AISC refers to all-in sustaining cost per gold ounce sold, excluding corporate G&A expenditures, and reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. AISC is a non-GAAP measure. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. The Company’s AISC guidance assumes a Brazilian real to US dollar exchange rate of 5.35, no production from the GMC and assumes no COVID-19 or other unplanned shutdowns. Actual results may differ. The Company is unable to reconcile the projected AISC to its nearest IFRS measure without unreasonable efforts because it is unable to predict with a reasonable degree of certainty the adjusting items.

In 2022, consolidated gold equivalent production from the Tucano and Topia mines is expected to be in the range of 100,000 to 119,000 Au eq oz. H2 2022 is expected to account for at least 65% of annual production guidance. The mine plan for Tucano reflects more stripping in H1 2022 and therefore AISC in the first half is expected to be higher than annual guidance and offset by increased production rates in H2.

Mining activities in H2 2022 will focus on the TAP AB, Tap C and Urucum North pits. Resequencing plans also include accelerating the decision to develop the high-grade underground mine at the Urucum North deposit. Engineering studies and permitting are underway and construction work is expected to commence in late 2022 with gold production from the Urucum North underground mine anticipated to come onstream in 2023.

The company has budgeted $6 million for exploration in 2022, which will be focused on the continued exploration of the Company’s district-scale land package in Brazil, the majority of which will come in the second half of 2022. Total capital expenditures are budgeted at $22 million in 2022, including approximately $9 million for underground mine development (also concentrated in H2 2022).

These production and cost guidance estimates are forward-looking statements and information. They should be read in conjunction with the Cautionary Statement on Forward-Looking Information section at the end of this news release. The Company may revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

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Readers are cautioned that there are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability. These risks could have a material adverse impact on the Company’s ability to generate anticipated revenues and cash flows to fund operations and ultimately achieve or maintain profitable operations.

Fourth Quarter and Fiscal Year 2021 Financial Results

Great Panther has scheduled the release of its fourth quarter and fiscal year 2021 financial results for Wednesday, March 2, 2022, after market close. The Company will host a conference call and webcast to discuss the results on Thursday, March 3, 2022, at 9:00 AM PT/12:00 PM ET. Shareholders, analysts, investors and media are invited to join by logging in or calling in to the details below:

Live webcast and registration: https://www.greatpanther.com/investors/webcasts/

Canada and US Toll-Free:	+ 1 800 319 4610
International Toll:	+ 1 604 638 5340

A replay of the webcast will be available on the Webcasts section of Great Panther’s website approximately one hour after the conference call. Audio replay will be available for four weeks by calling the numbers below using the replay access code 8340.

Canada and US Toll-Free:	+ 1 800 319 6413
International Toll:	+ 1 604 638 9010
Replay Access Code:	8340

Technical Disclosure

The technical information contained in this news release has been reviewed and approved by Fernando A. Cornejo, P. Eng., Chief Operating Officer, a non-independent Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico and Peru that includes three gold and silver mines, an advanced development project and a large land package with district-scale potential. Great Panther is focused on creating long-term stakeholder value through safe and sustainable production, reinvesting into exploration and pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

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CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include, but are not limited to, statements regarding (i) the Company’s expectations for of a return to steady state production in the second half of 2022; (ii) the Company’s ability to execute its growth plan and to unlock value from its asset portfolio, (iii) the expected timing and success for mobilization of the Company’s new mining contractor in Tucano, (iv) the expected cost and timing for receipt of permits, mine development and commencement of production from the underground Urucum North project at Tucano, (v) the Company’s plans to continue investment in exploration of its district-scale land package and the expected success of the Company’s 2022 drill program, (vi) the cost and duration of the Company’s planned pushback in the UCS pit and the expected timeline for recommencing gold production in the pit, (vii) the Company’s ability to secure a TSF facility expansion permit for the GMC mine or to successfully negotiate an agreement for third-party processing of the GMC tailings, (viii) the absence of a casual link between the activities of the Tucano mine and the fish mortality event at Areia and Silvestre Creeks, (ix) the success of the Company’s application for the cancellation of infractions issued by SEMA, and (x) the Company’s ability to meet its 2022 production and cost guidance.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: continued operations and exploration work in 2022 occur without significant interruption due to COVID-19 or any other reason; the accuracy of the Company's geological modeling at Tucano and the assumptions upon which they are based, ore grades and recoveries; prices for gold, silver, and base metals remaining as estimated; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for the Company's operations and exploration work are received in a timely manner on favourable terms, Tucano will be able to continue to use cyanide in its operations; the Company will not be required to further impair Tucano as the current open pit mineral reserves are depleted through mining; the ability to procure equipment and operating supplies without interruption and that there are no material unanticipated variations in the cost of energy or supplies; operations not being disrupted by issues such as pit-wall failures or instability, mechanical failures, labour disturbances and workforce shortages, illegal occupations or mining, seismic events, and adverse weather conditions; and the Company's ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to: the impact of COVID-19 on the Company's ability to operate and conduct exploration work, including drilling plans, as anticipated, and the risk of an unplanned partial or full shutdown of the Company's mines and processing plants, whether voluntary or imposed, which would adversely impact the Company's revenues, financial condition and ability to meet its production and cost guidance and fund its capital programs and repay its indebtedness; the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production will not be as estimated or predicted; planned exploration activities, may not result in the discovery of new Mineral Resources/definition of Mineral Resources and readers are cautioned that Mineral Resources that are not Mineral Reserves have no defined economic viability; open pit mining operations at Tucano have a limited established mine life and the Company may not be able to extend the mine life for Tucano open pit operations beyond 2023 as anticipated; gold, silver and base metal prices may decline or may be less than forecasted; fluctuations in currency exchange rates (including the U.S. dollar to Brazilian real exchange rate) may increase costs of operations; operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shut downs, delays in production and drilling and exposure to liability; potential political and social risks involving Great Panther's operations in a foreign jurisdiction; the potential for unexpected costs and expenses or overruns; shortages in the ability to procure equipment and operating supplies without interruption; employee and contractor relations; relationships with, and claims by, local communities; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner on favourable terms; changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining; diminishing quantities or grades of mineral reserves as properties are mined operating or technical difficulties in mineral exploration, changes in project parameters as plans continue to be refined; the Company's inability to meet its production forecasts or to generate the anticipated cash flows from operations could result in the Company's inability to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject or to fund its exploration programs as planned; ability to maintain and renew agreements with local communities to support continued operations; there is no assurance that the Company will be able to identify or complete acquisition opportunities of, if completed, that such acquisitions will be accretive to the Company; the risk that incremental closure bond requirements with respect to the Company’s Coricancha mine could have a material and adverse effect on the company’s liquidity and could require additional financing to be raised; the Company’s ability to raise additional financing as debt comes due; the risk that the Company’s defense in respect of the fish mortality event at Areia and Silvestre Creeks is not accepted by the Brazilian authorities and the Company is required to pay all or a portion of the fines issued on December 21, 2021 and that these payments have a material adverse impact on the Company’s financial condition; and other risks and uncertainties, including those described in respect of Great Panther in its most recent annual information form, and management’s discussion and analysis and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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There is no assurance that these forward-looking statements will prove accurate or that actual results will not vary materially from these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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